SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

  X           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

 __          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 0-8467

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

WESBANCO, INC. KSOP

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WESBANCO, INC.
1 Bank Plaza
Wheeling, WV 26003

WesBanco, Inc. KSOP

Table of Contents

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESBANCO, INC. KSOP

Date: June 28, 2011                                                                                                  /s/ Robert H. Young_______
Robert H. Young
Executive Vice President and
Chief Financial Officer

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

WesBanco, Inc. KSOP
December 31, 2010 and 2009 and years ended December 31, 2010 and 2009 with Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of the WesBanco, Inc. KSOP as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2010, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
June 28, 2011

WesBanco, Inc. KSOP
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
ASSETS
Investments, at fair value:
Registered investment companies	$38,148,908	$32,900,030
WesBanco, Inc. common stock	13,613,909	8,631,230
Cash and short-term investments	1,845	1,542
Total investments	51,764,662	41,532,802

Receivables:
Contributions receivable - Employees	15,885	121,970
Contributions receivable - Employer	8,757	68,564
Loans to participants	1,558,510	960,040
Accrued dividends	100,546	97,224
Total receivables	1,683,698	1,247,798

Total assets	53,448,360	42,780,600

LIABILITIES
Accrued liabilities	-	79

Net assets available for benefits	$53,448,360	$42,780,521

See accompanying notes to the financial statements.

WesBanco, Inc. KSOP
Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
	2010	2009
ADDITIONS
Investment income:
Interest and dividends	$ 1,063,538	$ 1,070,050
Net appreciation (depreciation) in fair value of investments	8,195,956	(4,846,911)
Total investment income	9,259,494	(3,776,861)

Contributions:
Employer	1,628,292	1,733,475
Employee	3,025,319	3,070,515
Total contributions	4,653,611	4,803,990

Total additions	13,913,105	1,027,129

DEDUCTIONS
Distributions to participants	3,240,401	4,147,204
Other expense	4,865	15,384

Total deductions	3,245,266	4,162,588

Net increase (decrease)	10,667,839	(3,135,459)

Net assets available for benefits:
Beginning of year	42,780,521	45,915,980

End of year	$ 53,448,360	$ 42,780,521

See accompanying notes to the financial statements.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2010 and 2009

Note 1 – Description of the Plan

WesBanco, Inc. (“WesBanco” or the “Company”) is a bank holding company offering a wide range of financial services, including customary banking services, trust and investment management, insurance and brokerage services, through offices located in West Virginia, southern and central Ohio and western Pennsylvania.

The following brief description of the WesBanco, Inc. KSOP (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Agreement and Summary Plan Description for more complete information.  The Plan is administered by a committee comprised of employees and directors appointed by the Board of Directors of WesBanco.  The Plan includes an employee stock ownership plan (“ESOP”) and a contributory 401(k) profit sharing plan.  PNC Bank, N.A. (“PNC”) is the trustee and record keeper of the Plan.  Trustee fees may be paid by the Plan or WesBanco, the Plan Sponsor, at the discretion of WesBanco.

Employee Stock Ownership Plan – Employer contributions to the ESOP are made in an amount determined by the Board of Directors.  For any year in which the ESOP has a loan outstanding, the contribution may be no less than is needed to pay the required principal and interest on the loan for that year, net of dividends received on unallocated common stock.  There was no ESOP loan outstanding at December 31, 2010 and 2009.  The ESOP makes contributions to the participants who complete 1,000 hours of service during the plan year and who are actively employed on December 31.  Contributions and forfeitures are allocated to participants in proportion to each participant’s compensation but cannot exceed the lesser of $45,000 or 100% of such participant’s compensation during the plan year.

Participants’ interests in the ESOP are fully vested after five years of service.  Distributions to participants who have left employment of the Company or their beneficiaries may be paid in either cash or stock in a lump-sum or installments over a period that the participant selects, within certain Plan restrictions.  Generally, terminations of employment prior to completion of five years of service for reasons other than death, normal retirement or permanent disability result in forfeiture.  Forfeitures of terminated non-vested account balances at December 31, 2010 and 2009 totaled $9,392 and $12,194.  No ESOP contributions were made for the years ended December 31, 2010 and 2009.

401(k) – The 401(k) provides for salary deferral and matching employer contributions.  An employee who has completed 60 days of service after attaining 21 years of age shall be eligible to become a participant of the 401(k) the first day of each calendar month.  Eligible employees can invest the employee deferral, employer matching and employee rollover contribution among funds that are made available by the Plan Administrator.  A participant’s interest is 100% vested in the employee deferral, employer matching and rollover accounts upon becoming eligible to participate in the 401(k).  Hardship distributions can be made from a participant’s employee deferral account with approval by the Plan Administrator, if specific criteria are met.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2010 and 2009

Note 1 – Description of the Plan (continued)

Employer matching contributions may be paid to the Plan in cash or shares of WesBanco, Inc. common stock, as determined by the Board of Directors.  For the years ended December 31, 2010 and 2009, the matching contributions were equal to 100% of the first 3% of compensation deferred and 50% of the next 2% of compensation deferred and were paid in cash.  The amount of the contribution was not greater than the amount permitted by federal law.  Participants may redirect any employer matching contributions made in common stock into other registered investment funds.

The Plan includes provisions authorizing loans from the Plan to active eligible participants.  The minimum loan amount is $1,000 while the maximum loan is determined by the available loan balance which is restricted to the lesser of $50,000 or 50% of the participant’s vested account balance.  A participant may have two loans outstanding at any given time.  Loans are evidenced by promissory notes and are repayable over a period not to exceed five years, except loans to purchase a principal residence, which must be repaid over a period not to exceed ten years.  Loans bear an interest rate commensurate with the prevailing rate charged by commercial lenders in the business of making similar type loans.  Loans outstanding at December 31, 2010 had interest rates ranging from 3.25% to 9.25% with maturities through September 2020.

Effective in January 2009, the Plan replaced the AIM Basic Value Fund and the Federated Max-Cap Index Fund with the American Century Equity Income Fund and the BlackRock Index Equity Portfolio, respectively. These changes were based upon an ongoing analysis of the investment options, fund performance and expenses, and the availability of other funds. The replacement funds are similar in investment style and risk level to the funds that were removed.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation – The financial statements of the Plan are prepared on an accrual basis except for distributions to participants that are recorded when paid.  Purchases and sales of securities are accounted for as of the trade date.  Interest and dividend income is recorded as earned.

Valuation of Investments – The Plan’s investments are stated at fair value.  Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year.  Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year end.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2010 and 2009

Note 2 – Summary of Significant Accounting Policies (continued)

Plan Termination – Although it has not expressed intent to do so, WesBanco has the right to amend or terminate the Plan at any time.  In the event that the Plan is completely or partially terminated or WesBanco determines it will permanently discontinue making contributions to the Plan, all property then credited to the participants’ accounts will immediately become fully vested and non-forfeitable.  The Trustee will be directed to either continue to hold the property in the participants’ accounts in accordance with provisions of the Plan or distribute to such participants all property allocated to their accounts.

Loans to Participants – Loans to participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans can either be charged a late fee or be called due to a default of payment in principal and interest, at which time the participant loan would be reclassified as a distribution based upon the terms of the Plan.

Recent Accounting Pronouncements – In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified as receivables as of December 31, 2009.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2010 and 2009

Note 3 – Party-in-Interest Transactions

Legal, accounting and other administrative fees are paid at the discretion of the Plan Sponsor by the Plan or the Plan Sponsor.  WesBanco Bank, Inc., a subsidiary of the Company, provides investment advisory services for the WesMark funds.  The Plan is administered by the Plan Sponsor.  In addition, the Plan holds common shares of WesBanco, Inc., the Plan Sponsor, and also invests in WesMark funds that paid dividends to the Plan totaling $451,930 and $737,680 for the years ended December 31, 2010 and 2009, respectively.

Note 4 – Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated May 15, 2003, stating that the Plan is qualified under Internal Revenue Code (“IRC”) Section 401(a) and therefore the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan Administrator believes the Plan is being operated in compliance with applicable requirements of the IRC and therefore believes the Plan, as amended and restated is qualified and the related trust is tax-exempt.

In accordance with Sections 401 and 403(a) of the IRC, WesBanco filed a Cycle C submission to the IRS on January 31, 2009 requesting an updated determination letter for the Plan.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits,  to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2010 and 2009

Note 5 – Investments

For the years ended December 31, 2010 and 2009, the Plan’s investments, including investments bought, sold, and held during the year, appreciated or depreciated in fair value, as determined by quoted market prices as follows:

		2010			2009
			Net			Net
		Fair	Appreciation		Fair	Appreciation
		Value	(Depreciation)		Value	(Depreciation)
Participant-directed investments:
AIM Funds Group Basic Value Class A		$ -	$ -		$ -	$ (68,868)
American Balanced R4	*	3,121,675	303,229	*	2,873,629	440,790
American Bond Fund of America R4		-	17,251		1,213,208	100,185
American Century Equity Income		1,318,006	112,397		1,053,162	139,709
American EuroPacific Growth R4	*	2,945,459	205,965	*	2,621,236	705,167
American Growth Funds of America R4	*	3,005,457	299,114	*	2,487,076	631,111
American Small Cap World R4		1,027,841	175,724		724,510	215,733
BlackRock GNMA Service		609,243	653		506,685	(4,207)
BlackRock Money Market Service		-	-	*	5,177,494	9,628
Davis New York Venture Fund Adv.		1,144,673	108,880		1,068,159	247,423
Federated Max Cap Fund		-	-		-	(91,491)
Federated Total Return Government Bond		807,602	7,731		769,242	(32,137)
Fidelity Advisor Small Cap A		1,955,199	236,367		1,670,333	387,717
PIMCO Total Return		1,636,176	(20,608)		-	-
PNC Index Equity		1,768,060	202,592		1,565,539	385,011
PNC MMKT Service Unit	*	4,736,251	(13)		-	-
PNC MMKT		2	-		-	-
Royce Low Price Stock		1,698,367	358,807		1,243,136	388,911
T. Rowe Price Growth Stock Fund Adv.		1,649,229	231,612		1,394,416	399,357
T. Rowe Midcap Value		107,099	5,794		-	-
T. Rowe Price Target Retirement 2010 Fund Adv.		811,590	66,849		569,001	104,895
T. Rowe Price Target Retirement 2020 Fund Adv.		931,442	102,327		776,742	158,281
T. Rowe Price Target Retirement 2030 Fund Adv.		606,240	70,958		444,196	93,617
T. Rowe Price Target Retirement 2040 Fund Adv.		425,382	52,464		307,884	78,169
T. Rowe Price Target Retirement 2050 Fund Adv.		357,324	42,955		244,350	47,355
Third Avenue Value Fund		1,361,728	137,728		1,154,709	308,816
WesBanco, Inc. Common Stock	*	13,613,909	4,681,854	*	8,631,230	(10,278,700)
WesMark Bond Fund		1,498,676	(449)		1,350,919	8,455
WesMark Growth Fund	*	4,175,593	701,772	*	3,449,803	731,823
WesMark Small Company Fund		450,594	94,003		234,601	46,339
Total participant-directed investments		51,762,817	8,195,956		41,531,260	(4,846,911)

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2010 and 2009

Note 5 – Investments (continued)

	2010		2009
		Net		Net
	Fair	Appreciation	Fair	Appreciation
	Value	(Depreciation)	Value	(Depreciation)
Participant-directed investments balance carried forward	$ 51,762,817	$ 8,195,956	$ 41,531,260	$ (4,846,911)

Non-participant directed investments:
Cash	821	-	445	-
WesBanco Stock Liquidity Fund	1,024	-	1,097	-
Total non-participant directed investments	1,845	-	1,542	-
Total investments	$ 51,764,662	$ 8,195,956	$ 41,532,802	$ (4,846,911)

*	The fair value of these individual investments represents 5% or more of the Plan's net assets.

Non-participant Directed Investments – Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:
	WesBanco	WesBanco
	Stock Liquidity	Common Stock
	Fund	Equity Fund	Total
2010
Investments, at fair value
Cash and short-term investments	$ 1,024	$ 821	$ 1,845
Total investments	1,024	821	1,845

Accrued dividends	100,546	-	100,546
Total assets	$ 101,570	$ 821	$ 102,391
Net assets available for benefits	$ 101,570	$ 821	$ 102,391

	WesBanco	WesBanco
	Stock Liquidity	Common Stock
	Fund	Equity Fund	Total
2009
Investments, at fair value
Cash and short-term investments	$ 1,097	$ 445	$ 1,542
Total investments	1,097	445	1,542

Accrued dividends	97,224	-	97,224
Total assets	$ 98,321	$ 445	$ 98,766
Net assets available for benefits	$ 98,321	$ 445	$ 98,766

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2010 and 2009

Note 5 – Investments (continued)

	WesBanco	WesBanco
	Stock Liquidity	Common Stock
	Fund	Equity Fund	Total
Net assets available for benefits at
January 1, 2009	$ 198,426	$ 3,622,465	$ 3,820,891

Additions:
Interest and dividends	671,905	-	671,905
Net appreciation	-	-	-
Contributions	409,260	-	409,260

Deductions:
Distributions	(11,222)	-	(11,222)
Other expense	-	-	-
Net transfers to participant-directed investments	(1,170,048)	(3,622,020)	(4,792,068)

Net assets available for benefits at
December 31, 2009	98,321	445	98,766

Additions:
Interest and dividends	401,116	-	401,116
Net appreciation	-	-	-
Contributions	398,184	-	398,184

Deductions:
Distributions	(2,998)	-	(2,998)
Other expense	(35)	-	(35)
Net transfers to participant-directed investments	(793,018)	376	(792,642)

Net assets available for benefits at
December 31, 2010	$ 101,570	$ 821	$ 102,391

Note 6 – Fair Value Measurement

ASC 820, Fair Value Measurement and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lower priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 - Valuations are based on unadjusted quoted prices in an active market for identical assets or liabilities in active markets that the Plan has the ability to access.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2010 and 2009

Note 6 – Fair Value Measurement (continued)

Level 2 - Valuations are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Valuations are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2010 and 2009.

Registered Investment Companies and Equity Securities: Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2010 and 2009

Note 6 – Fair Value Measurement (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010:

	Investments at Fair Value
	Level 1	Total

Registered investment companies
Stable value / money market	$ 4,736,253	$ 4,736,253
Fixed income	4,551,697	4,551,697
Balanced and lifestyle	6,253,653	6,253,653
Large cap growth	4,654,686	4,654,686
Large cap value	2,462,679	2,462,679
Large cap blend	5,943,653	5,943,653
Mid cap value	107,099	107,099
Small cap growth	2,405,793	2,405,793
Small cap value	1,698,367	1,698,367
International	2,945,459	2,945,459
Worldwide	2,389,569	2,389,569
Total registered investment companies	38,148,908	38,148,908
Equity securities	13,613,909	13,613,909
Cash and short-term investments	1,845	1,845
Total investments at fair value	$51,764,662	$51,764,662

The Plan did not hold any level 2 or 3 assets at December 31, 2010 and 2009.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2010 and 2009

Note 7 – Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedules

Wesbanco, Inc. KSOP
EIN #55-0571723     Plan #002
Schedule H, Line 4i – Schedule of Assets (Held at Year End)
December 31, 2010

Identity of
Issue, Borrower,
Lessor, or					Current
Similar Party		Description of Investment		Cost	Value

		Short-term Investments
		Cash	*		$ 821
1,024	shares	WesBanco Stock Liquidity Fund	*		1,024
		Total Short-term Investments			$ 1,845

		Registered Investment Companies
174,298	shares	American Balanced R4			$ 3,121,675
182,803	shares	American Century Equity Income			1,318,006
72,406	shares	American EuroPacific Growth R4			2,945,459
99,551	shares	American Growth Funds of America R4			3,005,457
26,621	shares	American Small Cap World R4			1,027,841
60,024	shares	BlackRock GNMA Service			609,243
33,334	shares	Davis New York Venture Fund			1,144,673
71,343	shares	Federated Total Return Government Bond			807,602
77,557	shares	Fidelity Advisor Small Cap A			1,955,199
150,800	shares	PIMCO Total Return			1,636,176
73,669	shares	PNC Index Equity			1,768,060
4,053,968	shares	PNC Money Market Service			4,736,251
1	shares	PNC Money Market			2
93,061	shares	Royce Low Price Stock			1,698,367
51,700	shares	T. Rowe Price Growth Stock			1,649,229
4,536	shares	T. Rowe Midcap Value			107,099
53,115	shares	T. Rowe Price Target Retirement 2010 Fund			811,590
56,969	shares	T. Rowe Price Target Retirement 2020 Fund			931,442
35,288	shares	T. Rowe Price Target Retirement 2030 Fund			606,240
24,574	shares	T. Rowe Price Target Retirement 2040 Fund			425,382
36,800	shares	T. Rowe Price Target Retirement 2050 Fund			357,324
26,308	shares	Third Avenue Value Fund			1,361,728
148,531	shares	WesMark Bond Fund	*		1,498,676
310,453	shares	WesMark Growth Fund	*		4,175,593
41,645	shares	WesMark Small Company Growth	*		450,594
		Total Registered Investment Companies			$ 38,148,908

		Equity Securities
718,033	shares	WesBanco, Inc. Common Stock	*	$ 13,320,803	$ 13,613,909

		Participant Loans
		Loan Account (interest rates range from 3.25%	*
		to 9.25% and have maturities through
		September 2020)			$ 1,558,510
* Party-in-interest

WesBanco, Inc. KSOP
EIN # 55-0571723     Plan #002
Schedule H, Line 4j – Schedule of Reportable Transactions
For the Year Ended December 31, 2010

Current
Value of
Asset on
Identity of		Purchase	Selling	Cost of	Transaction	Net Gain /
Party Involved	Description of Assets	Price	Price	Asset	Date	(Loss)

There were no Category I, II, III or IV reportable transactions for the year ended December 31, 2010.

EXHIBIT INDEX

Exhibit No.                            Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm